

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via E-mail</u>
Mr. Gerald McIlhargey
President and Director
St. Joseph, Inc.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

      RE: **St. Joseph, Inc.**
              Forms 8-K and 8-K/A for the Period September 14, 2011
              Filed September 16, 2011; September 20, 2011; and September 22, 2011
              File No. 0-49936

Dear Mr. McIlhargey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ William H. Demarest IV

              William H. Demarest IV
              Accountant